

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

December 22, 2009

Ms. Urszula Dorota Paszko
President and Chief Executive Officer
Designer Export, Inc.
21 Pulawska St
Suite 23
Lublin, 20-051
Poland

> **Re: Designer Export, Inc.**
> **Form S-1/A**
> **Filed December 9, 2009**
> **File No. 333-162102**

Dear Ms. Paszko:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form S-1/A filed December 9, 2009

Summary, page 5

1.   We note your response to comments three and 13 from our letter dated November 10, 2009, and your added disclosure on page five and 24 that brand owner exclusivity agreements may prevent brand owners from entering distribution agreements with you. Please revise your filing to also discuss whether your plan to resell designer clothing that you purchase from online retailers may violate any distribution or exclusivity agreements that brand owners may have regarding the

apparel you are planning to sell, and discuss the impact such violations would have upon your business.

Description of Business, page 22

2.   We note the statement on page 22 that the "global apparel industry's total revenue in 2006 was US $1,252.8 billion, which was approximately 68% of the overall industry value." Please revise to clarify what you mean by "overall industry value." In addition, please provide the source of this information.

3.   We note the table on page 22 presenting "trade statistics." Please revise to explain what the statistics in the table represent. The table appears to indicate that China's apparel exports were over $8,260 billion, but you state on page 22 that total global apparel industry revenue was $1,252 billion. Please reconcile.

4.   We reissue comment seven from our letter dated November 10, 2009. Please provide a more detailed business plan. See Item 101(h)(4) of Regulation S-K. In addition, we continue to note references to your expectations to purchase inventory at least 40% off the suggested retail price and that you expect to purchase merchandise at highly discounted prices. It continues to be unclear what service you will provide to encourage them to purchase merchandise from you rather than from online clothing auctions. In addition, you have added disclosure on pages 5 and 24 indicating that you plan to negotiate distribution agreements with brand owners. There is not a basis to suggest these discounts would be available pursuant to distribution agreements. In addition, you have not fully discussed that aspect of your business plan in this section. Please revise to fully discuss your business plan as required by Item 101(h)(4).

5.   You state on page 23 that "in case counterfeit, damaged or misrepresented merchandise was supplied we will contact suppliers to rectify the problems." Given that you plan to purchase inventory from ebay, in addition to brand owners, focus on the problems that may result.

6.   We note that you have referred to Dawns Designer Clothing's website at ebay.com. This website provides prices for specific merchandise, but does not appear to compare these prices to MRSP or provide them as a percentage of MRSP. Please disclose your basis for the claims that Dawns sells its merchandise at 70-80% of MRSP, and that you will be able to purchase inventory at least 40% off of MRSP. Refer to comment 11 from our letter dated November 10, 2009.

Product Description, page 23

7.   We note your disclosure on page 23 that you will only guarantee delivery of merchandise "similar to merchandise ordered by your customers," and that this business model has "an increased risk of higher merchandise returns" that could

materially affect your financial condition and harm your business. Please add risk factor disclosure addressing this risk. All material risks should be addressed in your risk factor section.

Plan of Operation, page 30

8.   We note your plan of operation disclosure for the period November 2009 through September 2010. Please update to describe your plan of operation for the next twelve months and disclose any additional costs that you expect to incur, if applicable.

Certain Relationships and Related Transactions, page 38

9.   You state that on May 8, 2009, you issued 2.5 million shares of restricted common stock to Mr. Rabok in consideration of services rendered valued at $2,500. Conversely, in Note 3 (page F-9), Note 5 (page F-10), and the Recent Sales of Unregistered Securities disclosure (page 53) you state that these shares were purchased at $0.001 per share for total cash proceeds to you of $2,500. Please tell us if the consideration for these shares was cash or noncash and revise your conflicting disclosures, as necessary.

10.   Please revise to provide the disclosure required by Item 404(d) of Regulation S-K. We note the May 27, 2009 sale of common stock to your current sole officer and director.

Financial Statements for the Period from inception (March 31, 2009) to July 31, 2009, page 40

Financial Statement Updating

11.   Please update your financial statements, as applicable, pursuant to Rule 8-08 of Regulation S-X.

Notes to Financial Statements, page F-5

Note 2 – Summary of Significant Accounting Policies, page F-5

Recent Accounting Pronouncements, page F-6

12.   We note your disclosure that the Company will begin to use the new Codification when referring to GAAP in its annual report on Form 10-K for the fiscal year ending July 31, 2010. Please be advised that the FASB Accounting Standards Codification ("FASB ASC") is effective for financial statements issued for interim and annual periods ending after September 15, 2009. As a result, all non-SEC

accounting and financial reporting standards have been superseded. In future filings, please revise any references to accounting standards accordingly.

Note 5 – Related Party Transactions, page F-10

13.   We note on page 53 that Ms. Paszko acquired 500,000 shares on May 27, 2009 at a price of $0.001 per share for total cash proceeds to you of $500. Please revise to also disclose this related party transaction in your footnote.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Archfield at (202) 551-3315 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Pamela Howell at (202) 3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: fax: +48-22-485-3458